Mail Stop 4561

April 23, 2008

VIA USMAIL and FAX (516) 773-2770

Mr. George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021

>   **Re: BRT Realty Trust**
>   **Form 10-K as of September 30, 2007**
>   **Filed December 14, 2007**
>   **File No. 001-07172**

Dear Mr. George Zweier:

   We have reviewed your response letter dated April 11, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007

Financial Statements and Notes

Note 4 – Investments In Unconsolidated Joint Ventures At Equity

BRT Funding LLC, page F-15

1.   We have read your response to comment three. The following factors seem to indicate that you have disproportionately few voting rights in the joint venture and the joint venture's activities involve or are conducted on your behalf:

   - As indicated in your last response, you effectively hold 50% of the voting rights. However, if the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, you reimburse the CIT member up to 75% of the actual losses incurred. Refer to page 8.

- The joint venture entity is engaged in the business of investing in short-term commercial real estate loans, which is similar to your own business. Refer to page 7.
- You are the managing member of the joint venture entity. Refer to page 7.

Given these factors, please clarify how you considered the criteria in paragraph 5(c) of FIN 46(R) in determining that the joint venture was not a variable interest entity. You should include discussion of the factors considered in supporting your conclusion.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime G. John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant